Exhibit 99.1

-MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL INFORMATION
To the Shareholders of Caledonia Mining Corporation Plc
Management has prepared the information and representations in this interim report. The unaudited condensed consolidated interim financial statements of Caledonia Mining Corporation Plc ("Group") have been prepared in accordance with International Accounting Standard 34 ("IAS 34") Interim Financial Reporting and, where appropriate, these statements include some amounts that are based on best estimates and judgment. Management have determined such amounts on a reasonable basis in order to ensure that the unaudited condensed consolidated interim financial statements are presented fairly, in all material respects.
The Management Discussion and Analysis ("MD&A") also includes information regarding the impact of current transactions, sources of liquidity, capital resources, operating trends, risks and uncertainties. Actual results in the future may differ materially from our present assessment of this information because future events and circumstances may not occur as expected.
The Group maintains adequate systems of internal accounting and administrative controls, consistent with reasonable cost. Such systems are designed to provide reasonable assurance that relevant and reliable financial information is produced.
Management is responsible for establishing and maintaining adequate internal controls over financial reporting ("ICOFR"). Any system of internal controls over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.
At June 30, 2016, management evaluated the effectiveness of the Group's internal control over financial reporting and concluded that such internal control over financial reporting was effective and there were no material weaknesses or changes in internal controls identified by management.
As part of their monitoring and oversight role, the Audit Committee performs a review and conducts discussions with management. No material exceptions were noted based on the additional procedures and no evidence of fraudulent activity was found.
The Board of Directors, through its Audit Committee, is responsible for ensuring that management fulfils its responsibilities for financial reporting and internal control. The Audit Committee is composed of three independent directors. This Committee meets periodically with management and the external auditor to review accounting, auditing, internal control and financial reporting matters.
These condensed consolidated interim financial statements have not been reviewed by the Group's auditor.
The unaudited condensed consolidated interim financial statements for the period ended June 30, 2016 were approved by the Board of Directors and signed on its behalf on August 11,  2016.
(Signed) S. R. Curtis	(Signed) M. Learmonth

Chief Executive Officer	Chief Financial Officer

Condensed consolidated statements of profit or loss and other comprehensive income
(In thousands of United States dollar, unless indicated otherwise)
Unaudited			For the 3 months ended June 30	For the 6 months ended June 30
	Note	2016	2015	2016	2015
Revenue		15,681	12,212	29,104	25,128
Less: Royalty		(785)	(611)	(1,457)	(1,258)
Production costs	6	(8,081)	(7,515)	(16,123)	(15,198)
Depreciation		(879)	(834)	(1,700)	(1,672)
Gross profit		5,936	3,252	9,824	7,000
Other income		17	15	74	23
Administrative expenses	7	(1,799)	(1,889)	(3,236)	(3,519)
Net foreign exchange (loss)/gain		(228)	114	(200)	619
Share based payment expense	8	(159)	-	(250)	-
Sale of Blanket Mine treasury bills	9	3,203	-	3,203	-
Margin call on hedge	10	-	-	(435)	-
Operating profit		6,970	1,492	8,980	4,123
Finance income		-	1	1	1
Finance cost		(53)	(35)	(90)	(71)
Net finance costs		(53)	(34)	(89)	(70)
Profit before tax		6,917	1,458	8,891	4,053
Tax expense		(2,381)	(986)	(3,507)	(1,954)
Profit for the period		4,536	472	5,384	2,099
Other comprehensive income
Items that are or may be classified to profit or loss
Foreign currency translation differences for foreign operations		(131)	(218)	(27)	(548)
Total comprehensive income for the period		4,405	254	5,357	1,551
Profit attributable to:
Shareholders of the Company		3,607	266	4,150	1,522
Non-controlling interests		929	206	1,234	577
Profit for the period		4,536	472	5,384	2,099
Total comprehensive income attributable to:
Shareholders of the Company		3,476	48	4,123	974
Non-controlling interests		929	206	1,234	577
Total comprehensive income for the period		4,405	254	5,357	1,551
Earnings per share
Basic earnings per share ($)		0.067	0.004	0.077	0.027
Diluted earnings per share ($)		0.067	0.004	0.077	0.027

Condensed consolidated statements of financial position
(In thousands of United States dollars, unless indicated otherwise)
Unaudited
As at		June 30,	December 31,
	Note	2016	2015
Assets
Property, plant and equipment	12	55,763	49,218
Deferred tax asset		54	58
Total non-current assets		55,817	49,276

Inventories		6,440	6,091
Prepayments		457	667
Trade and other receivables	11	5,134	3,839
Income tax receivable		233	397
Cash and cash equivalents		10,581	12,568
Total current assets		22,845	23,562
Total assets		78,662	72,838

Equity and liabilities
Share capital		54,674	54,569
Reserves		141,915	141,942
Retained loss		(144,701)	(147,654)
Equity attributable to shareholders		51,888	48,857
Non-controlling interests		2,738	1,504
Total equity		54,626	50,361

Liabilities
Provisions		2,798	2,762
Deferred tax liability		13,851	11,318
Cash settled share based payment	8	250	-
Total non-current liabilities		16,899	14,080

Trade and other payables		7,035	6,656
Income taxes payable		102	53
Overdraft		-	1,688
Total current liabilities		7,137	8,397
Total liabilities		24,036	22,477
Total equity and liabilities		78,662	72,838

The accompanying notes on pages 6 to 18 are an integral part of these condensed consolidated interim financial statements.

On behalf of the Board:  "S.R Curtis"- Chief Executive Officer and "M Learmonth" - Chief Financial Officer

Condensed consolidated statements of changes in equity
(In thousands of United States dollars, unless indicated otherwise)

Unaudited	Share Capital	Foreign Currency Translation Reserve	Contributed Surplus	Share based Payment Reserve	Retained loss	Total	Non- controlling interests (NCI)	Total Equity

Balance at December 31, 2014	54,569	(3,229)	132,591	15,847	(150,128)	49,650	693	50,343
Transactions with owners:
Dividend paid	-	-	-	-	(1,298)	(1,298)	-	(1,298)
Total comprehensive income:
Profit for the period	-	-	-	-	1,522	1,522	577	2,099
Other comprehensive income	-	(548)	-	-	-	(548)	-	(548)
Balance at June 30, 2015	54,569	(3,777)	132,591	15,847	(149,904)	49,326	1,270	50,596
Balance at December 31, 2015	54,569	(6,520)	132,591	15,871	(147,654)	48,857	1,504	50,361
Transactions with owners:
Shares issued	105	-	-	-	-	105	-	105
Dividend paid	-	-	-	-	(1,197)	(1,197)	-	(1,197)
Total comprehensive income:
Profit for the period	-	-	-	-	4,150	4,150	1,234	5,384
Other comprehensive income	-	(27)	-	-	-	(27)	-	(27)
Balance at June 30, 2016	54,674	(6,547)	132,591	15,871	(144,701)	51,888	2,738	54,626

Condensed consolidated statements of cash flows
(In thousands of United States dollars, unless indicated otherwise)

Unaudited		For the 3 months ended June 30		For the 6 months ended June 30
Cash flows from operating activities	Note	2016	2015	2016	2015

Cash generated by operating activities	13	7,902	2,096	9,835	3,874
Net finance cost paid		(54)	(24)	(90)	(49)
Net tax paid		(633)	(219)	(781)	(639)
Cash from operating activities		7,215	1,853	8,964	3,186

Cash flows from investing activities
Acquisition of Property, plant and equipment		(4,926)	(2,689)	(8,230)	(5,800)
Proceeds from Property, plant and equipment		3	-	59	-
Net cash used in investing activities		(4,923)	(2,689)	(8,171)	(5,800)

Cash flows from financing activities
Dividend paid		(599)	(634)	(1,197)	(1,298)
Shares issued		47	-	105	-
Net cash used in financing activities		(552)	(634)	(1,092)	(1,298)
Net increase/(decrease) in cash and cash equivalents		1,740	(1,470)	(299)	(3,912)
Cash and cash equivalents at beginning of period		8,841	20,640	10,880	23,082
Cash and cash equivalents at end of period		10,581	19,170	10,581	19,170

Caledonia Mining Corporation Plc
Notes to the Condensed Consolidated Interim Financial Statements
For the six months ended June 30, 2016 and June 30, 2015
(In thousands of United States dollars, unless indicated otherwise)

1 Reporting entity
Caledonia Mining Corporation Plc (the "Company") is a company domiciled in Jersey, Channel Islands. The address of the Company's registered office is 43-45 La Motte Street, JE4 8SD, Jersey, Channel Islands. These condensed consolidated interim financial statements of the Group as at and for the 6 months ended June 30, 2016 comprise the Company and its subsidiaries (together referred to as the "Group" and individually as "Group entities"). The Group is primarily involved in the operation of a gold mine and the exploration and development of mineral properties for precious metals.

2 Basis for preparation

(a) Statement of compliance
These unaudited condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting and do not include all the information required for full annual financial statements. Accordingly, certain information and disclosures normally included in the annual financial statements prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) have been omitted or condensed. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the financial position and performance of the Group since the last annual consolidated financial statements as at and for the year ended December 31, 2015.

(b) Basis of measurement
The unaudited condensed consolidated interim financial statements have been prepared on the historical cost basis except for:

•	derivative financial instruments measured at fair value; and

•	liabilities for cash settled share based payment arrangements measured at fair value.

(c) Functional and presentation currency
These condensed consolidated interim financial statements are presented in United States dollars, which is also the functional currency of the Company. All financial information presented in United States dollars have been rounded to the nearest thousand, unless indicated otherwise.

3 Use of estimates and judgements
Management makes estimates and assumptions about the future that affect the reported amounts of assets and liabilities. Estimates and assumptions are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual experience may differ from these estimates and assumptions. In preparing these condensed consolidated interim financial statements, the significant judgements made by management in applying the Group's accounting policies and the key sources of estimation uncertainty were the same as those that applied as at December 31, 2015 and should be read in conjunction with the Group's annual consolidated financial statements for the year ended December 31, 2015

4 Significant accounting policies
Except as stated otherwise, the same accounting policies and methods of computation have been applied consistently to all periods presented in these condensed consolidated interim financial statements as compared to the Group's annual financial statements for the year ended December 31, 2015. In addition, the accounting policies have been applied consistently by the Group entities.

Caledonia Mining Corporation Plc
Notes to the Condensed Consolidated Interim Financial Statements
For the six months ended June 30, 2016 and June 30, 2015
(In thousands of United States dollars, unless indicated otherwise)

(i)	Share based payment expense

The fair value of the amount payable to employees in respect of share based awards, which will be settled in cash, is recognised as an expense with a corresponding increase in liabilities, over the period over which the employee becomes unconditionally entitled to payment. The liability is re-measured at each reporting date. Any changes in the fair value of the liability are recognised as an expense in profit or loss.

Additional information about significant judgements and estimates and the assumptions used to estimate fair value for cash settled share-based payment transactions are disclosed in note 8.

 (ii) Derivatives

Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently re-measured to their fair value at the end of each reporting period. The group does not designate derivatives as speculative hedging instruments, therefore subsequent changes in fair value are recognised in profit or loss.

5	Blanket Zimbabwe Indigenisation Transaction

Blanket Mine (1983) (Private) Limited ("Blanket") indigenisation transaction

On February 20, 2012 the Group announced that it had signed a Memorandum of Understanding ("MoU") with the Minister of Youth, Development, Indigenisation and Empowerment of the Government of Zimbabwe pursuant to which the Group agreed that indigenous Zimbabweans would acquire an effective 51% ownership interest in the Blanket Mine for a paid transactional value of $30.09 million. Pursuant to the above, the Group entered into agreements with each Indigenisation Shareholder to sell its 51% ownership interest in Blanket Mine as follows:

•	A 16% interest was sold to the National Indigenisation and Economic Empowerment Fund ("NIEEF") for $11.74 million.
•	A 15% interest was sold to Fremiro, which is owned by Indigenous Zimbabweans, for $11.01 million.
•	A 10% interest was sold to Blanket Employee Trust Services (Private) Limited ("BETS") for the benefit of present and future managers and employees for $7.34 million. The shares in BETS are held by the Blanket Mine Employee Trust ("Employee Trust") with Blanket Mine's employees holding participation units in the Employee Trust.
•	A 10% interest was donated to the Gwanda Community Share Ownership Trust ("Community Trust"). Blanket Mine undertook and paid a non-refundable donation of $1 million to the Community Trust.

The Group facilitated the vendor funding of these transactions which are repaid by way of dividends from Blanket Mine. 80% of dividends declared by Blanket Mine are used to repay such loans and the remaining 20% unconditionally accrues to the respective Indigenous Shareholders. Outstanding balances on these facilitation loans attract interest at a rate of 10% over the 12-month LIBOR. The timing of the repayment of the loans depends on the future financial performance of Blanket Mine and the extent of future dividends declared by Blanket Mine. To facilitate the capital expenditure of a production expansion programme Blanket Mine has suspended dividend payments. A moratorium was placed on interest until dividend payments resumed in early August 2016.

Caledonia Mining Corporation Plc
Notes to the Condensed Consolidated Interim Financial Statements
For the six months ended June 30, 2016 and June 30, 2015
(In thousands of United States dollars, unless indicated otherwise)

5 Blanket Zimbabwe Indigenisation Transaction (continued)

The facilitation loans were declared by Caledonia Holdings Zimbabwe (Blanket Mine's parent company) to a wholly-owned subsidiary of Caledonia Mining Corporation Plc as a dividend in specie on February 14, 2013 and withholding tax amounting to $1.504 million was paid and expensed on March 5, 2013.

Recapitalisation of Blanket Mine

During quarter 4 of 2015 the decision was taken to recapitalise Blanket Mine's cash resources and Caledonia approved an intercompany loan of $5.0m to Blanket Mine through Caledonia Holdings Zimbabwe (Private) Limited ("CHZ") a wholly owned subsidiary of the Company.  It was intended that these loans would be re-structured as a rights issue by Blanket Mine so that all of Blanket Mine's shareholders would participate in the recapitalisation. The indigenous Zimbabwean shareholders would receive additional vendor funding to participate in the rights issue. The re-structuring of the intercompany loans was expected to be finalised during Quarter 2 of 2016, once certain administrative conditions were fulfilled.  The strengthening in the gold price during 2016 and the sale of the Blanket Mine treasury bills (refer to note 9) meant that Blanket Mine's cash position was better than expected and it had no need for an injection of permanent funding.  Therefore the planned re-structure of the vendor finance loans were cancelled and the intercompany loans totalling $5.0m were repaid to CHZ on July 1, 2016.

The indigenisation agreements concluded on February 20, 2012, were accounted for as follows:
•	Non-controlling interests (NCI) were recognised on the portion of shareholding upon which dividends declared by Blanket Mine will accrue unconditionally to equity holders as follows:
(a)	20% of the 16% shareholding of NIEEF;
(b)	20% of the 15% shareholding of Fremiro;
(c)	100% of the 10% shareholding of the Community Trust.
•	This effectively means that NCI is recognised at Blanket Mine level at 16.2% of the net assets.
•
The remaining 80% of the shareholding of NIEEF and Fremiro is recognised as non-controlling interests to the extent that their attributable share of the net asset value of Blanket Mine exceeds the balance on  the facilitation loans including interest. At June 30, 2016 the attributable net asset value did not exceed the balance on the respective loan accounts and thus no additional NCI was recognised.

•	The transaction with the BETS will be accounted for in accordance with IAS 19 Employee Benefits (profit sharing arrangement) as the ownership of the shares does not ultimately pass to the employees. The employees are entitled to participate in 20% of the dividends accruing to the 10% shareholding in Blanket Mine if they are employed at the date of such distribution. To the extent that 80% of the attributable dividends exceed the balance on the BETS facilitation loan they will accrue to the employees at the date of such declaration.
•	The Employee Trust and BETS are structured entities which are effectively controlled and consolidated by Blanket Mine. Accordingly the shares held by BETS are effectively treated as treasury shares in Blanket Mine and no NCI is recognised.

Caledonia Mining Corporation Plc
Notes to the Condensed Consolidated Interim Financial Statements
For the six months ended June 30, 2016 and June 30, 2015
(In thousands of United States dollars, unless indicated otherwise)

5 Blanket Zimbabwe Indigenisation Transaction (continued)

Indigenisation shareholding percentages and facilitation loan balances

USD	Shareholding	NCI Recognised	NCI subject to facilitation loan	Balance of facilitation loan at June 30, 2016 #	Dec, 31 2015
NIEEF	16%	3.2%	12.8%	11,907	11,907
Fremiro	15%	3.0%	12.0%	11,657	11,657
Community Trust	10%	10.0%	-	-	-
BETS ~	10%	- *	- *	7,772	7,772
	51%	16.2%	24.8%	US$31,336	US$31,336

The balance on the facilitation loans is reconciled as follows:	USD '000's
Balance at December 31, 2015	31,336
Interest accrued &	-
Dividends used to repay loans	-
Balance at June 30, 2016	31,336

& An interest moratorium has been placed on all facilitation loans until dividends are resumed by Blanket Mine.
*The shares held by BETS are effectively treated as treasury shares (see above).
~ Accounted for under IAS19 Employee Benefits.
# Facilitation loans are accounted for as equity instruments and are accordingly not recognised as loans receivable (see above).

Advance dividends
In anticipation of completion of the subscription agreements, Blanket Mine agreed to an advance dividend arrangement with the Community Trust against their right to receive dividends declared by Blanket Mine on their shareholding. Advance dividends were paid as follows:
•	A US$2 million payment on or before September 30, 2012;
•	A US$1 million payment on or before February 28, 2013; and
•	A US$1 million payment on or before April 30, 2013.
These advance payments have been recorded to a loan account bearing interest at a rate of 10% over the 12-month LIBOR.  The loan is repayable by way of set off of future dividends on the Blanket Mine shares owed by the Community Trust. The outstanding balance of the advance dividend loan is $3,237,000 (2015: $3,237,000). A moratorium was placed on the interest of the advanced dividend loan until such time as dividends resume, no repayments have been made or interest accumulated from December 31, 2014. Dividends and interest resumed in early August 2016.

Caledonia Mining Corporation Plc
Notes to the Condensed Consolidated Interim Financial Statements
For the six months ended June 30, 2016 and June 30, 2015
(In thousands of United States dollars, unless indicated otherwise)

6 Production costs
	2016	2015
Salaries, wages and bonuses	6,321	5,820
Consumable materials	8,046	7,569
Site restoration	1	3
Exploration	189	169
Safety	248	278
On mine administration	1,318	1,359
	16,123	15,198

7 Administrative expenses
	2016	2015
Investor relations	269	228
Eersteling gold mine holding costs	56	60
Professional consulting fees	510	266
Audit fee	174	172
Legal fee and disbursements	412	109
Advisory services fee	80	95
Listing fees	226	129
Travel	216	136
Directors fee – Company	113	113
Directors fee – Blanket	16	36
Employee costs	1,118	1,254
Zambian holding costs	-	668
Other	46	253
	3,236	3,519

8 Share based payment expense
Certain key management members were granted Restricted Share Units ("RSU's") and Performance Share Units ("PSU's"), pursuant to provisions of the 2015 Omnibus Equity Incentive Compensation Plan.
303,225 RSU's and 1,212,903 PSU's were granted and approved by the Compensation Committee of the Board of Directors on January 11, 2016. These RSU's will vest on January 11, 2019 given that the service condition of the relevant employees are fulfilled at this date. The value of the vested RSU's will be the amount of RSU's vested multiplied by the fair market value, as specified by the plan, on date of settlement.
Of the 1,212,903 PSU's, 109,677 PSU's have a performance period from January 1, 2016 to December 31, 2016 and 1,103,226 from January 1, 2016 to December 31, 2018. Both have a vesting date of January 11, 2019.

Caledonia Mining Corporation Plc
Notes to the Condensed Consolidated Interim Financial Statements
For the six months ended June 30, 2016 and June 30, 2015
(In thousands of United States dollars, unless indicated otherwise)

PSU's have a service condition and a performance condition attached. The performance condition is a function of production cost, gold production and central shaft depth targets on certain specified dates.  The number of shares that will vest will be the PSU units multiplied by the Performance Multiplier, which will reflect the actual performance in terms of the performance conditions compared to expectations on the date of the award. RSU holders are entitled to receive dividends over the vesting period. Such dividends will be reinvested in additional RSU's at the then applicable share price calculated at the average Royal Bank of Canada noon rate immediately preceding the dividend payment, at reporting date 9,624 additional RSU's have been granted due to dividend reinvestments. PSU's have rights to dividends only after they have vested.

On March 23, 2016, an additional 54,839 RSU's and 219,355 PSU's were granted to Mr. M Learmonth which will vest on March 23, 2019.  The RSU's have only a service condition attached, whereas the PSU's have a performance period of January 1, 2016 to December 31, 2018 with the same performance criteria as the January 11, 2016 grants.

The fair value of the RSU's were estimated to be the Toronto Stock Exchange ("TSX") share price on reporting date. The fair value of the PSU's were calculated as the TSX share price at reporting date less the fair value of the expected dividends during the vesting period multiplied by the performance multiplier expectation.  At this reporting date it is expected that the performance multiplier will be 100% of expectations.

The following assumptions were used in estimating the fair value of the cash settled share based payment liability on June 30, 2016:

	RSU's	PSU's
Fair value	$1.00	$0.94
Share price	$1.00	$1.00
Performance multiplier percentage	-	100%
Dividend yield	-	5.5%
Share units granted up until reporting date
Grant	RSU's	PSU's
Initial grant - January 11, 2016	303,225	1,212,903
Dividend reinvestments	9,624	-
Additional grant M Learmonth - March 23, 2016	54,839	219,355
Total awards at June 30, 2016	367,688	1,432,258

9 Sale of Blanket Mine treasury bills
On May 12, 2016 Blanket Mine had sold treasury bills ("Bills") issued by the Government of Zimbabwe for a total consideration of $3,203,000.  The Bills were issued to Blanket in 2015 and replaced the Special Tradeable Gold Bonds ("Bonds") which were issued to Blanket in 2009 as part consideration for gold sales that were made by Blanket in 2008 under the terms of the sales mechanism that existed at that time for Zimbabwean gold producers. The Bonds were fully impaired in previous years, and the impairment value was applied as a deduction from Blanket's income tax liability.  The gross sales proceeds were subject to Zimbabwean income tax at 25.75% in the current quarter.
10 Margin call on gold hedge

Caledonia Mining Corporation Plc
Notes to the Condensed Consolidated Interim Financial Statements
For the six months ended June 30, 2016 and June 30, 2015
(In thousands of United States dollars, unless indicated otherwise)

In February 2016, the Company entered into a hedge in respect of 15,000 ounces of gold over a period of 6 months.  The hedge protects the Company if the gold price falls below $1,050 per ounce but gives Caledonia full participation if the price of gold exceeds $1,079 per ounce. The derivative financial instrument was entered into by the Company for economic hedging purposes and not as a speculative investment.

The derivative financial liability is measured at fair value and resulted in a loss of $435,000 included in profit or loss. Of the $435,000 loss recognised, $381,000 has realised as at June 30, 2016. The Company has the intention to net settle the loss with the $435,000 margin call deposited, which constitutes the Company's maximum potential exposure in terms of the hedge.

11 Trade and other receivables

	June 30	December 31
	2016	2015

Bullion sales receivable	2,429	-
VAT receivables	1,369	2,997
Deposits for stores and equipment and other receivables	1,336	842
	5,134	3,839
The cash relating to the bullion sales receivable was received shortly after the period end.

Caledonia Mining Corporation Plc
Notes to the Condensed Consolidated Interim Financial Statements
For the six months ended June 30, 2016 and June 30, 2015
(In thousands of United States dollars, unless indicated otherwise)

12 Property, plant and equipment

	Land and buildings	Mineral properties being depreciated	Mineral properties not depreciated	Plant and equipment	Fixtures and fittings	Motor vehicles	Total
Cost

Balance at January 1, 2015	7,608	18,839	13,262	20,968	1,192	1,971	63,840
Additions	681	14,359	1,595	1,144	149	265	18,193
Surrender of Zambian assets *	-	-	(11,527)	-	-	-	(11,527)
Reallocations between asset classes	(256)	-	1,012	(756)	-	-	-
Disposals	-	-	-	(124)	-	(77)	(201)
Foreign exchange movement	(44)	(89)	(69)	(606)	(64)	(90)	(962)
Balance at December 31, 2015	7,989	33,109	4,273	20,626	1,277	2,069	69,343
Additions	-	7,375	553	206	34	62	8,230
Disposals	-	-	-	-	-	(8)	(8)
Reallocations between asset classes	-	1,011	(993)	(18)	-	-	-
Foreign exchange movement	7	70	-	-	9	9	95
Balance at June 30, 2016	7,996	41,565	3,833	20,814	1,320	2,132	77,660

  * The Group surrendered all exploration rights relating to the Zambian operations for a nominal value during 2015. The Zambian assets were fully impaired in years prior to 2015

Caledonia Mining Corporation Plc
Notes to the Condensed Consolidated Interim Financial Statements
For the six months ended June 30, 2016 and June 30, 2015
(In thousands of United States dollars, unless indicated otherwise)

12 Property, plant and equipment - (continued)
Accumulated depreciation and Impairment losses	Land and buildings	Mineral properties being depreciated	Mineral properties not depreciated	Plant and equipment	Fixtures and fittings	Motor vehicles	Total
Balance at January 1, 2015	1,763	3,435	11,527	10,130	946	1,303	29,104
Depreciation for the year	559	451	-	1,894	98	320	3,322
Surrender of Zambian assets *	-	-	(11,527)	-	-	-	(11,527)
Impairment	-	-	-	(117)	-	(51)	(168)
Foreign exchange movement	(1)	(105)	-	(383)	(48)	(69)	(606)
Balance at December 31, 2015	2,321	3,781	-	11,524	996	1,503	20,125
Depreciation	315	375	-	779	52	179	1,700
Disposals	-	-	-	-	-	(8)	(8)
Foreign exchange movement	-	64	-	-	8	8	80
Balance at June 30, 2016	2,636	4,220	-	12,303	1,056	1,682	21,897
Carrying amounts
At December 31, 2015	5,668	29,328	4,273	9,102	281	566	49,218
At June 30, 2016	5,360	37,345	3,833	8,511	264	450	55,763

*  The Group surrendered all exploration rights relating to the Zambian operations for a nominal value during 2015. The Zambian assets were fully impaired in years prior to 2015.

Caledonia Mining Corporation Plc
Notes to the Condensed Consolidated Interim Financial Statements
For the six months ended June 30, 2016 and June 30, 2015
(In thousands of United States dollars, unless indicated otherwise)

13 Cash generated by operating activities

Non-cash items and information presented separately on the cash flow statement:
	2016	2015

Operating profit	8,980	4,123
Adjustments for:
Unrealised foreign exchange gain	(7)	(1,596)
Share based payment expense	250	-
Unrealised margin call	54	-
Profit on sale of property, plant and equipment	(59)	(23)
Site restoration	1	3
Depreciation	1,700	1,672
Cash generated by operations before working capital changes	10,919	4,179
Inventories	(349)	(32)
Prepayments	158	13
Trade and other receivables	(1,277)	(558)
Trade and other payables	384	272
Cash generated by operating activities	9,835	3,874

Caledonia Mining Corporation Plc
Notes to the Condensed Consolidated Interim Financial Statements
For the six months ended June 30, 2016 and June 30, 2015
(In thousands of United States dollars, unless indicated otherwise)

14 Operating Segments

The Group's operating segments have been identified based on geographic areas. The Group has three reportable segments as described below, which are the Group's strategic business units. The strategic business units are managed separately because they require different decision making strategies. For each of the strategic business units, the Group's CEO reviews internal management reports on at least a quarterly basis. Geographical areas describing the operations of the Group's reportable segments are categorised as Corporate, Zimbabwe and South Africa. The Corporate segment comprises the holding company and Greenstone Management Services Limited (United Kingdom). The Zimbabwe operating segment comprises Caledonia Holdings Zimbabwe Limited and subsidiaries. The Zambia segments consisted of Nama copper project and cobalt project during 2015. The Zambian entities which comprised a fourth strategic business unit in previous reporting periods were closed down on September 2, 2015. The South Africa geographical segment comprises a gold mine as well as sales made by Caledonia Mining South Africa Proprietary Limited to the Blanket Mine. Information regarding the results of each reportable segment is included below. Performance is measured based on segment profit before income tax, as included in the internal management reports that are reviewed by the Group's CEO. Segment profit is used to measure performance as management believes that such information is the most relevant in evaluating the results of certain segments relative to other entities that operate within these industries.

Geographic segment profit as at June 30, 2016	Corporate	Zimbabwe	South Africa	Inter-group eliminations adjustments	Total

Revenue	-	29,104	5,383	(5,383)	29,104
Royalty	-	(1,457)	-	-	(1,457)
Production costs	-	(16,217)	(4,880)	4,974	(16,123)
Management fee	-	(1,980)	1,980	-	-
Depreciation	-	(1,839)	(21)	160	(1,700)
Other income	-	70	4	-	74
Administrative expenses	(1,832)	(16)	(1,388)	-	(3,236)
Foreign exchange gain/(loss)	45	-	(245)	-	(200)
Share based payment expense	(250)	-	-	-	(250)
Sale of Blanket Mine treasury bills	-	3,203	-	-	3,203
Margin call on hedge	(435)	-	-	-	(435)
Net finance costs	-	(90)	1	-	(89)
Profit before tax	(2,472)	10,778	834	(249)	8,891
Tax expense	-	(3,156)	(351)	-	(3,507)
Profit for the period	(2,472)	7,622	483	(249)	5,384

Caledonia Mining Corporation Plc
Notes to the Condensed Consolidated Interim Financial Statements
For the six months ended June 30, 2016 and June 30, 2015
(In thousands of United States dollars, unless indicated otherwise)

14 Operating Segments (continued)

	Corporate	Zimbabwe	South Africa	Inter-group eliminations	Total
Geographic segment assets as at June 30, 2016

Current assets (excluding intercompany)	1,988	14,784	6,737	(664)	22,845
Non-current assets (excluding intercompany)	40	57,340	369	(1,932)	55,817
Intercompany assets	46,996	-	6,393	(53,389)	-
Expenditure on property, plant and equipment	-	8,567	10	(347)	8,230

Geographic segment liabilities as at June 30, 2016
Current liabilities (excluding intercompany)	(544)	(5,356)	(1,237)	-	(7,137)
Non-current liabilities (excluding intercompany)	(250)	(16,167)	(482)	-	(16,899)
Intercompany liabilities	(12,063)	(4,095)	(37,231)	53,389	-

Geographic segment profit for the 6 months ended June 30, 2015
	Corporate	Zimbabwe	South Africa	Zambia	Inter-group eliminations	Total

Revenue	-	25,128	4,384	-	(4,384)	25,128
Royalty	-	(1,258)	-	-	-	(1,258)
Production costs	-	(15,538)	(3,816)	-	4,156	(15,198)
Management fee	-	(2,160)	2,160	-	-	-
Administrative expenses	(998)	(48)	(1,805)	(668)	-	(3,519)
Depreciation	-	(1,762)	(19)	-	109	(1,672)
Other income	-	23	-	-	-	23
Foreign exchange gain	83	-	536	-	-	619
Finance (cost)/gain	-	(71)	1	-	-	(70)
Profit before tax	(915)	4,314	1,441	(668)	(119)	4,053
Tax expense	-	(1,450)	(504)	-	-	(1,954)
Profit for the period	(915)	2,864	937	(668)	(119)	2,099

Caledonia Mining Corporation Plc
Notes to the Condensed Consolidated Interim Financial Statements
For the six months ended June 30, 2016 and June 30, 2015
(In thousands of United States dollars, unless indicated otherwise)

14 Operating Segments (continued)

2015	Corporate	Zimbabwe	South Africa	Zambia	Inter-group eliminations	Total
Geographic segment assets:
Current (excluding intercompany)	8,857	10,386	4,918	1	(600)	23,562
Non-current (excluding intercompany)	40	50,613	370	-	(1,747)	49,276
Additions to property, plant and equipment	-	18,385	143	-	(335)	18,193
Intercompany balances	74,007	1,509	7,958	-	(83,474)	-
Geographic segment liabilities:
Current (excluding intercompany)	(433)	(6,497)	(1,467)	-	-	(8,397)
Non-current (excluding intercompany)	-	(13,621)	(459)	-	-	(14,080)
Intercompany balances	(16,734)	(3,507)	(37,290)	(25,943)	83,474	-

Major customer
Revenues from Fidelity Printers and Refiners in Zimbabwe amounted to $29,104,000 (2015: $25,128,000) for the period ended June 30, 2016.

Directors and officers as at August 11, 2016

BOARD OF DIRECTORS

L.A. Wilson (1) (2) (3) (4) (7)
Chairman of the Board
Non-executive Director

Florida, United States of America

S. R. Curtis (5) (7)

Chief Executive Officer
Johannesburg, South Africa

J. Johnstone (2) (4) (6) (7)

Non-executive Director

Gibsons, British Columbia, Canada

J. L. Kelly (1) (2) (3) (7)

Non-executive Director
Connecticut, United States of America

J. Holtzhausen (1) (2) (4) (5) (6) (7)

Chairman Audit Committee

Non-executive Director,
Cape Town, South Afric

M. Learmonth (5) (7)

Chief Financial Officer
Jersey, Channel Islands

John McGloin

Non-executive Director

Bishops Stortford, United Kingdom

OFFICERS

S. R. Curtis (5) (7)
Chief Executive Officer

Johannesburg, South Africa

D. Roets (6) (7)

Chief Operating Officer
Johannesburg, South Africa

Dr.  T. Pearton (5) (6) (7)

Vice-President Exploration

Johannesburg, South Africa

M. Learmonth (5) (7)

Chief Financial Officer
Jersey, Channel Islands

Minerva Trust and Corporate Services Limited

Company Secretary

43-45 La motte Street, St Helier, Jersey, Channel islands JE4 8SD

Board Committees

(1) Audit Committee
(2)  Compensation Committee
(3)  Corporate Governance Committee

(4)  Nominating Committee

(5)  Disclosure Committee

(6)  Technical Committee
(7)  Strategic Planning Committee

CORPORATE DIRECTORY as at August 11, 2016

CORPORATE OFFICES

Jersey - Head Office

Caledonia Mining Corporation Plc

43-45 La Motte Street

Jersey Channel Islands

JE4 8SD

+44 1534 702998

South Africa – Africa Office

Caledonia Mining South Africa Proprietary Limited

P.O. Box 4628

Weltevreden park
South Africa

Tel: (27)(11) 447-2499 Fax: (27)(11) 447-2554

Zimbabwe

Caledonia Holdings Zimbabwe (Private) Limited

P.O. Box CY1277

Causeway, Harare

Zimbabwe

Tel: (263) (4) 701 152/4 Fax: (263)(4) 702 248

CAPITALIZATION (August 11, 2016)

Authorised:           52,245,905 71 Queen Victoria Street

Shares, Warrants and Options Issued:

Common Shares:  52,245,905 Tel: +44 20 7653 4000
Warrants:                      Nil
Options                      835,420

SHARES LISTED
Toronto Stock Exchange Symbol "CAL"
NASDAQ OTCQX Symbol "CALVF"
London "AIM" Market Symbol "CMCL"

NOMAD and AIM BROKER
WH Ireland

24 Martin Lane
London EC4R ODR
Tel: +44 207 220 1751
WH Ireland

SOLICITORS

Walkers (Jersey)

Jersey, Channel Islands

PO Box 72, Walkers house

28-34 Hill street, St Helier, Jersey, Channel Islands

+44 1534 700 700

Borden Ladner Gervais LLP (Canada)

Suite 4100, Scotia Plaza

40 King Street West

Toronto, Ontario M5H 3Y4 Canada

Memery Crystal LLP (United Kingdom)

44 Southampton Buildings

London WC2A 1AP

United Kingdom

BANKERS

Barclays

Level 11

1 Churchill place, Canary Wharf, London, E14 5HP

AUDITORS

KPMG Inc.

85 Empire Road

Parktown 2193

South Africa

Tel: +27 83 445 1400, Fax: + 27 11 647 6018

REGISTRAR & TRANSFER AGENT

Computershare

100 University Ave, 8th Floor,

Toronto, Ontario, M5J 2Y1

Tel:+1 416 263 9483